Exhibit 99.1

Aphria Inc. Announces Independent Proxy Advisory Firms ISS and Glass Lewis Recommend Shareholders Vote FOR the Proposed Aphria-Tilray Business Combination

LEAMINGTON, ON, April 5, 2021 /CNW/ - Aphria Inc. ("Aphria") (TSX: APHA) (Nasdaq: APHA), a leading global cannabis-lifestyle consumer packaged goods company, is pleased to announce that both Institutional Shareholder Services Inc. ("ISS") and Glass Lewis and Co., LLC ("Glass Lewis") have  recommended that holders (the "Shareholders") of common shares (the "Shares") of Aphria vote FOR the special resolution (the "Aphria Resolution") approving the previously announced arrangement (the "Arrangement") to be completed pursuant to the Business Corporations Act (Ontario) pursuant to which, among other things, Tilray, Inc. ("Tilray", and following the Arrangement, the "Combined Company") will acquire all of the outstanding Shares of Aphria and the Shareholders will become holders of shares of Tilray ("Tilray Shares").  ISS and Glass Lewis are leading independent proxy advisory firms that provide voting recommendations to institutional shareholders.

Favourable ISS and Glass Lewis Recommendations

In reaching its conclusion, ISS noted:

"The strategic rationale appears sound as the proposed transaction will improve the scale and footprint of the combined entity. Importantly, the combined company is anticipated to deliver US$78 million (C$100 million) of pre-tax cost synergies across several areas including cultivation and production, product purchasing, sales and marketing, and corporate expenses within 24 months of closing. Based on the pro forma revenues of each company for the trailing twelve-month period prior to the announcement, the combined company will become the world's largest cannabis company, with a large foothold to grow in a number of markets including the United States, Canada, and throughout Europe. The operations of the combined company in Europe should provide a unique combination of in-country cultivation and distribution licenses as well as the capability to export medical cannabis products within the EU on a tariff-free basis…Finally, the strong performance of APHA and TLRY shares on an absolute basis and relative to peers since the announcement may underpin the notion that the purported synergies and benefits to the transaction are achievable. As such, support for the proposed transaction is warranted."

In reaching its conclusion, Glass Lewis noted:

"Having conducted an independent review of the transaction structure and the terms underlying the proposed arrangement, including the financial and valuation implications of the combination, we believe the all-stock merger is structured in a fair and reasonable manner that enables Aphria to effectively acquire Tilray. The proposed exchange ratio implies a standard market premium to Tilray's unaffected stock price as the acquisition target, but inversely also implies a premium to Aphria's share price during the months preceding the merger announcement…. Therefore, we are of the view that the transaction represents a favorable risk/reward for Aphria shareholders, given the strategic rationale provided by the board and the value-creation opportunities associated with the transaction. Based on these factors, along with the unanimous support of the board, we believe the proposed transaction is in the best interests of shareholders."

Special Meeting of Shareholders

The special meeting of Shareholders (the "Meeting") will take place via live audio webcast at www.virtualshareholdermeeting.com/APHA2021 on Wednesday, April 14, 2021 at 4:00 pm (Eastern time).

YOUR VOTE IS IMPORTATANT – PLEASE VOTE TODAY
The proxy voting deadline is 4:00 p.m. (Eastern time) on Monday April 12, 2021
The board of directors of Aphria unanimously recommends that Shareholders vote FOR the Aphria Resolution

How to Vote

Your vote is important regardless of the number of Shares you own. Registered and beneficial Shareholders may vote using the following methods:

  Internet: Go to www.proxyvote.com and enter the 16-digit control number printed on the form of proxy or voting instruction form or scan the QR Code on the Aphria form of proxy to access the website and follow the instructions on the screen.
  Telephone: Call the toll-free telephone number provided on the form of proxy or voting instruction form and follow the prompted voting instructions. You will need to enter the 16-digit control number.

If you hold your Shares through an intermediary, please follow the instructions on the voting instruction form provided by such intermediary to ensure that your vote is counted at the Meeting.

Shareholder Questions

If you have questions or need more information about the Arrangement, please contact Aphria's shareholder communications advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in Canada or 416-304-0211 for international calls or by e-mail at assistance@laurelhill.com.

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis-lifestyle consumer packaged goods company with operations in Canada, United States, Europe and Latin America, that is changing people's lives for the better – one person at a time – by inspiring and empowering the worldwide community to live their very best life by providing them with products that meet the needs of their mind, body and soul and invoke a sense of wellbeing. Aphria's mission is to be the trusted partner for its patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. Headquartered in Leamington, Ontario, Aphria cultivates, processes, markets and sells medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act and globally pursuant to applicable international regulations. Aphria also manufactures, markets and sells alcoholic beverages in the United States. For more information, visit: aphriainc.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking information or forward-looking statements (together, "forward-looking statements") under Canadian securities laws or within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. The forward-looking statements are expressly qualified by this cautionary statement. Forward-looking statements are provided for the purpose of presenting information about management's current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. Any information or statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements in this news release with regards to: (i) statements relating to the Arrangement including, the approval process, background and reasons summarized or described in the statements noted by ISS and/or Glass Lewis; (ii) estimates of pro-forma financial information of the Combined Company, including in respect of expected revenues and production of cannabis; (iii) the expected strategic and financial benefits of the Arrangement; (iv) statements in respect of operational efficiencies expected to be generated as a result of the Transaction in the amount of approximately C$100 million of pre-tax annual cost synergies; and (v) statements regarding the value and returns to Shareholders expected to be generated by the Arrangement. Aphria uses words such as "forecast", "future", "should", "could", "enable", "potential", "contemplate", "believe", "anticipate", "estimate", "plan", "expect", "intend", "may", "project", "will", "would" and the negative of these terms or similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Certain material factors or assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this news release, including the ability of Aphria and Tilray to receive, in a timely manner and on satisfactory terms, the necessary shareholder and court approvals for the Arrangement, the conditions to closing of the Transaction and other expectations and assumptions concerning the Arrangement. Forward-looking statements reflect current beliefs of management of Aphria with respect to future events and are based on information currently available to its management team, including the reasonable assumptions, estimates, analysis and opinions of management of Aphria considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, risks assumptions and expectations described in Aphria's and Tilray's critical accounting policies and estimates; the adoption and impact of certain accounting pronouncements; Aphria's and Tilray's future financial and operating performance; the competitive and business strategies of Aphria and Tilray; the intention to grow the business, operations and potential activities of Aphria and Tilray; the ability of Aphria to complete the Arrangement; Tilray's ability to provide a return on investment; Tilray's ability to maintain a strong financial position and manage costs, the ability of Aphria and Tilray to maximize the utilization of their existing assets and investments and that the completion of the Arrangement is subject to the satisfaction or waiver of a number of conditions as set forth in the arrangement agreement entered into between Aprhia and Tilray dated December 15, 2020, as amended on February 19, 2021 (the "Arrangement Agreement"). There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Arrangement. There is a risk that some or all the expected benefits of the Arrangement may fail to materialize or may not occur within the time periods anticipated by Aphria. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the Combined Company difficult. Material risks that could cause actual results to differ from forward-looking statements also include the inherent uncertainty associated with the financial and other projections a well as market changes arising from governmental actions or market conditions in response to the COVID-19 public health crisis; the prompt and effective integration of the Combined Company; the ability to achieve the anticipated synergies and value-creation anticipated by Aphria; the risk associated with Aphria's and Tilray's ability to obtain the approvals of their shareholders required to consummate the Arrangement and the timing of the closing of the Arrangement, including the risk that the conditions to closing are not satisfied on a timely basis or at all; the outcome of any legal proceedings that may be instituted against Aphria and/or Tilray related to the Arrangement Agreement; the response of business partners and retention as a result of the announcement and pendency of the Arrangement; risks relating to the value of the Tilray Shares to be issued in connection with the Arrangement; the impact of competitive responses to the announcement of the Arrangement; and the diversion of management time on transaction-related issues. Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to Aphria or that Aphria presently believes are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. For a more detailed discussion of risks and other factors, see the most recently filed annual information form of Aphria made with applicable securities regulatory authorities and available on SEDAR and EDGAR. The forward-looking statements included in this news release are made as of the date of this news release and Aphria does not undertake any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Additional Information About the Transaction and Where to Find It

This news release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This release is being made in respect of the proposed Arrangement involving Aphria and Tilray pursuant to the terms of an Arrangement Agreement and may be deemed to be soliciting material relating to the proposed Arrangement.

In connection with the Arrangement, Aphria and Tilray have filed a joint proxy statement/management information circular (the "Circular") containing important information about the Arrangement and related matters. The Circular has been made available by Aphria on its SEDAR profile and is available on EGDAR. Additionally, Aphria will file other relevant materials in connection with the Arrangement with the applicable securities regulatory authorities. Investors and security holders of Aphria are urged to carefully read the entire Circular (including any amendments or supplements to such documents), respectively, before making any voting decision with respect to the Aphria Resolution because they contain important information about the Arrangement and the parties to the Arrangement. The Circular has been mailed to Shareholders and is accessible on Aphria's SEDAR and EDGAR profile.

Investors and security holders of Aphria are able to obtain a free copy of the Circular, as well as other relevant filings containing information about Aphria and the Arrangement, including materials incorporated by reference into the Circular, without charge, under Aphria's profile on SEDAR at www.sedar.com or from Aphria by contacting Aphria's investor relations at investors@aphria.com.

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SOURCE Aphria Inc.

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For further information: Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 07:30e 05-APR-21